UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
 FORM 11-K
 ______________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 1-14379
__________________________________________

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION
201 East Fourth Street
Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Convergys Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Convergys Corporation Retirement and Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio
June 27, 2013

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments	$405,834,698	$437,350,588

Receivables:
Participant contributions	285,182	613,155
Employer contributions	98,732	193,389
Notes receivable from participants	8,463,462	10,526,115
Other assets	4,996	21,286
Total assets	414,687,070	448,704,533

Liabilities
Excess contributions payable	2,757,240	2,795,589
Total liabilities	2,757,240	2,795,589

Net assets reflecting investments at fair value	411,929,830	445,908,944
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(918,340)	(965,200)
Net assets available for benefits	$411,011,490	$444,943,744

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions:
Participant contributions	$15,053,989	$20,518,099
Employer contributions	5,888,956	8,696,872
Rollover contributions	990,550	964,334
Dividend and other income	8,961,953	8,974,149
Net appreciation in fair market value of investments	52,429,859	—
Interest income on notes receivable from participants	457,735	486,254
Total additions	83,783,042	39,639,708

Deductions:
Benefits paid to participants	117,398,786	51,398,072
Administrative expenses	316,510	137,299
Net depreciation in fair market value of investments	—	20,269,288
Total deductions	117,715,296	71,804,659

Net decrease prior to transfers	(33,932,254)	(32,164,951)

Transfer from another qualified plan	—	41,458,183

Net (decrease) increase	(33,932,254)	9,293,232
Net assets available for benefits at beginning of year	444,943,744	435,650,512
Net assets available for benefits at end of year	$411,011,490	$444,943,744

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Convergys Corporation (CVG or the Company) is the Plan Sponsor.
General
The Plan is a defined contribution plan available to all eligible employees who are twenty-one years of age or older of CVG and related companies, including Convergys Customer Management Inc., Convergys Information Management Inc., and Convergys Human Resources Management Inc., each individually a “Participating Company.” On December 1, 2011, the Intervoice, Inc. Employee Savings Plan was merged into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Convergys Employee Benefits Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of and recordkeeper for, the Plan.
Contributions
Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to choose from a variety of mutual funds, individual stocks, and common/collective trusts offered under the standard investment plan and can change their investment options on a daily basis. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows plan participants to invest in a wide array of securities, mainly registered investment companies and common stock, beyond those offered under the standard plan offering. On April 1, 2011, the plan was amended to allow CVG to contribute an employer match equal to 100% of the first 3% of eligible compensation deferred by the participant, provided that the participant has completed at least 1,000 hours of service during the 12-month period beginning on the date of first employment by CVG. Prior to April 1, 2011, CVG provided a match equal to 100% of the first 5% of eligible compensation deferred by the participant. The matching Participating Company contributions are invested in the same investment options as the participants' elective contributions.
Participants age 50 and older (and those who will turn age 50 by December 31 of a given plan year), may take advantage of catch up contributions under the Internal Revenue Code (the “Code”). If age 50 or older, participants may save an additional 1% to 50% of pay, subject to Internal Revenue Code limits.
Participant Accounts
Each participant's account is credited with the participant's contribution and the Participating Company contributions and allocations of plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Administrative Expenses
Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the Participating Company contribution portion of their accounts plus actual earnings thereon.
Participant Loans
Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% at the

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

time the loan is initiated. Loans generally must be repaid within five years, unless the participant ceases to be an employee of a Participating Company, at which point any outstanding loan becomes immediately due and payable.
Payment of Benefits
Distribution of a participant's vested account balance is made in one lump-sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.
Company Stock Fund
The Plan invests in common stock of the Company through its Convergys Corporation Shares Fund. The Company has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2013 and 2012 for the plan years ended December 31, 2012 and 2011 respectively.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value includes the Plan's gains (losses) on investments bought and sold, as well as held during the year.
The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 5); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)
initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan's ability to transact at contract value with participants is probable of occurring.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have any effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
Reclassification
Prior year amounts have been reclassified to conform to the current year presentation.
3. Plan Merger
Effective December 1, 2011, the Company merged the Intervoice, Inc. Employee Savings Plan into the Convergys Corporation Retirement and Savings Plan. As a result of this merger, net assets in the amount of $41,458,183 were transferred into the Plan. The net assets transferred into the Plan are reflected on the statement of changes in net assets available for benefits as a transfer from another qualified plan.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Investments
During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated and appreciated, respectively, in fair value as follows:

	2012	2011
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Shares of registered investment companies	$38,289,051	$(19,745,052)
Common/collective trusts	5,488,087	1,264,677
Common stock	8,513,323	(1,713,993)
Other	139,398	(74,920)
	$52,429,859	$(20,269,288)
The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31 as follows:

	2012	2011
Common Stock:
Convergys Corporation	$25,304,506	$26,015,417
Investments in shares of registered investment companies:
Fidelity Dividend Growth Fund	(a)	24,894,185
Fidelity Growth Company	34,781,983	36,123,703
PIMCO Total Return Fund	31,445,835	33,907,583
AF Europac Growth R4	28,015,656	31,059,873
Rainier Small/Mid Cap Value	20,955,416	25,493,200
Common/Collective Trust:
NTGI SP500 Equity Index	59,306,826	29,277,215
Fidelity Managed Income Portfolio I (at contract value)*	(a)	30,967,931
Fidelity Managed Income Portfolio II (at contract value)**	32,944,102	(a)
*The fair value of the Plan's investments in this investment was $31,751,035 at December 31, 2011.
** The fair value of the Plan's investment in this investment was $33,682,442 at December 31, 2012.
(a) Investment is less than 5%.
5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

◦	Quoted prices for similar assets and liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active

◦	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include managements own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no significant changes in methodologies used at December 31, 2012, as compared to December 31, 2011.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

•
Common/collective trust: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

•
Common stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Self-directed brokerage accounts: The self-directed brokerage account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Other investments: Consist of investments in U.S. Government Securities, Corporate Debt Securities, Preferred Stocks, and Call Options. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2012
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies:
Lifecycle funds	$69,832,023	$69,832,023	$—	$—
Bond/fixed Income	42,583,536	42,583,536	—	—
Balanced/hybrid	17,445,237	17,445,237	—	—
Domestic equity	108,309,831	108,309,831	—	—
International	28,015,656	28,015,656	—	—
Common/collective trusts:
Stable value (a)	33,862,442	—	33,862,442	—
Fixed income (b)	958,527	—	958,527	—
Domestic equity (c)	59,559,148	—	59,559,148	—
International (d)	311,551	—	311,551	—
Self-directed brokerage accounts:
Cash	5,150,345	5,150,345	—	—
Registered investment companies:
External Fund	2,360,996	2,360,996	—	—
Fidelity Fund	1,622,177	1,622,177	—	—
Common Stock	8,234,834	8,234,834	—	—
Other	230,826	230,826	—	—
Interest-bearing cash	36,250	36,250	—	—
Common stock of the Company	25,305,805	25,305,805	—	—
Common stock - Telecommunications	2,015,514	2,015,514	—	—
Total investments	$405,834,698	$311,143,030	$94,691,668	$—

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

	2011
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies:
Lifecycle Funds	$69,729,619	$69,729,619	$—	$—
Bond/Fixed Income	45,088,397	45,088,397	—	—
Balanced/Hybrid	19,732,291	19,732,291	—	—
Domestic Equity	155,793,777	155,793,777	—	—
International	31,059,873	31,059,873	—	—
Common/collective trusts:
Stable Value (a)	39,245,782	—	39,245,782	—
Fixed Income (b)	358,611	—	358,611	—
Domestic Equity (c)	29,308,271	—	29,308,271	—
International (d)	214	—	214	—
Self-directed Brokerage Accounts:
Cash	6,601,013	6,601,013	—	—
Registered investment companies:			—	—
External Fund	2,419,141	2,419,141	—	—
Fidelity Fund	1,739,917	1,739,917	—	—
Common Stock	8,453,916	8,453,916	—	—
Other	282,518	282,518	—	—
Interest-bearing cash	46,505	46,505	—	—
Common Stock of the Company	26,016,575	26,016,575	—	—
Common Stock - Telecommunications	1,474,168	1,474,168	—	—
Total Investments	$437,350,588	$368,437,710	$68,912,878	$—
(a) This category includes the sum of the Fidelity Managed Income Portfolio and Fidelity Managed Income Portfolio II. As of December 31, 2012, the Plan only holds Fidelity Managed Income Portfolio II. The fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The fund primarily invests in assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer to the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

(b) This category includes the Northern Trust Global Investments (NTGI) Aggregate Bond Index, which invests in U.S. government and agency securities, municipal bonds, and corporate notes and bonds. The primary objective of this fund is to hold a portfolio representative of the overall United States bond and debt market, as characterized by the Barclays U.S. Capital Aggregate Bond Index.
(c) This category includes the NTGI Russell 2000 Equity Index and the NTGI S&P 500 Equity Index, which investments in both small and large cap domestic equity securities. These funds seek to duplicate the investment composition and overall performance of the stocks included in the Russell 2000 Index and the S&P 500 Index, respectively.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

(d) This category includes the NTGI Collective EAFE Index, which seeks to outperform the Morgan Stanley Capital International, Inc. (MSCI) Europe, Australia, and Far East Index (EAFE) by investing in internationally based companies listed on U.S. exchanges with the potential for significantly higher growth.
6. Related Party Transactions
Certain Plan investments are shares of mutual funds and common/collective trust managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.
7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 5, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, and in November 2012, the IRS started an audit of the 2009 and 2010 plan years. The Plan Administrator believes that these audits are routine audits by the IRS and there have been no audit findings communicated by the IRS to Plan Management. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. Plan Termination
Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participant's accounts will be distributed per the terms of the Plan Document.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

10. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$411,011,490	$444,943,744
Amounts allocated to withdrawn participants	(134,069)	(207,276)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	918,340	965,200
Net assets available for benefits per Form 5500	$411,795,761	$445,701,668
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2012:

Benefits paid to participants per the financial statements	$117,398,786
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2012	134,069
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2011	207,276
Benefits paid to participants per the Form 5500	$117,325,579
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$83,783,042
Add: Adjustments from fair value contract value for fully benefit-responsive investment contracts at December 31, 2012	918,340
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	965,200
Total income per the Form 5500	$83,736,182
11. Information Management Sale - Partial Plan Termination
In May 2012, the Company sold the Information Management line of business to NEC Corporation (NEC). In connection with the sale, certain participants in the Plan were deemed to be terminated and are provided all rights given to terminated employees under the Plan Document. As a result, some participants may have elected to withdrawal their funds from the Plan's assets.

Supplemental Schedule

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value

Common Shares
*Convergys Corporation Shares Fund	1,542,017	shares	$25,304,506
Cincinnati Bell Shares Fund	367,591	shares	2,014,399
Stock Purchase Account			2,414
			27,321,319
Registered Investment Companies
*Fidelity Cash Reserve Fund	36,250	shares	36,250
*Fidelity Freedom 2000 Fund	69,153	shares	855,422
*Fidelity Freedom 2005 Fund	14,947	shares	167,556
*Fidelity Freedom 2010 Fund	224,328	shares	3,167,511
*Fidelity Freedom 2015 Fund	248,825	shares	2,938,626
*Fidelity Freedom 2020 Fund	784,743	shares	11,229,670
*Fidelity Freedom 2025 Fund	734,935	shares	8,782,470
*Fidelity Freedom 2030 Fund	928,930	shares	13,218,678
*Fidelity Freedom 2035 Fund	698,971	shares	8,268,825
*Fidelity Freedom 2040 Fund	971,966	shares	8,028,436
*Fidelity Freedom 2045 Fund	330,972	shares	3,236,905
*Fidelity Freedom 2050 Fund	238,285	shares	2,297,065
*Fidelity Freedom 2055 Fund	8,957	shares	88,499
*Fidelity Freedom Income Fund	644,950	shares	7,552,360
*Fidelity Growth Company Fund	372,478	shares	34,781,983
*Fidelity High Income Fund	1,192,473	shares	11,137,700
*Fidelity Puritan Fund	898,776	shares	17,445,237
Davis NY Venture Fund	—	shares	—
Hotchkis & Wiley Mid Cap Value I Fund	521,037	shares	14,891,228
MS Small Company Growth Portfolio B Fund	576,629	shares	8,165,071
PIMCO Total Return Fund	2,797,672	shares	31,445,835
Rainier Small/Mid Cap I	561,206	shares	20,955,416
Royce Total Return Fund	688,229	shares	9,380,563
MFS Value R4	794,303	shares	20,135,571
AF Europac Growth R4	692,086	shares	28,015,656
			266,222,533
Common/Collective Trust Funds
*Fidelity Managed Income Portfolio II	32,944,103	units	33,862,442
NTGI COLL EAFE Index	2,768	units	311,551
NTGI RUS 2000 EQ Index	1,918	units	252,322
NTGI AGGR Bond Index	8,439	units	958,527
NTGI SP500 EQ Index	323,489	units	59,306,826
			94,691,668
Other Investments
Participant Self-Directed Brokerage Accounts			17,599,178

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets (continued)
(Held at End of Year)

December 31, 2012

Investments at Fair Value		405,834,698

Loans
*Participant loans	Varying maturity dates with interest rates ranging from 4.25% and to 10.50%	8,463,462

Total investments		$414,298,160

*Indicates parties-in-interest to the Plan.

Cost is not required as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Taylor C. Greenwald
Taylor C. Greenwald

June 27, 2013